SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MADRID GROW FOR Winter 2009/10

1MILLION €4 SEATS FOR TRAVEL LATE SEPT, OCT & NOV

Ryanair, the World's favourite airline, today (20thAug 09) announced that it will operate eight new Edinburgh routes to Barcelona (Girona), Brussels (Charleroi), Gdansk, Gran Canaria, Lanzarote, Memmingen (Munich West), Oslo (Torp) and Tenerife this winter (from 30th Oct) and the airline is also extending its summer routes to/from Malta and Rome (Ciampino). Ryanair will offer 26 exciting routes from Edinburgh this winter - a 42% increase on last year's winter schedule of 19 routes.

Ryanair also announced expansion at its Dusseldorf (Weeze) and Madrid bases, with two new routes at Dusseldorf (Weeze) to/from Agadir and Fez and four new Madrid routes to/from Fez, Marrakesh, Nador and Tangier. Ryanair's winter schedule will offer 33% more Dusseldorf (Weeze) routes (40 this winter) and double the number of Madrid routes (33 this winter) than winter last year.

Ryanair celebrated these new routes and increased winter traffic by releasing 1million €4 seats, for travel across its European network in late Sept, Oct and Nov, which are available for booking on www.ryanair.com  before midnight Sunday 23rd August.

Ryanair's Stephen McNamara said:

"Ryanair today celebrates new winter routes to/from Edinburgh, Dusseldorf (Weeze) and Madrid and a dramatic increase in the number of routes on offer from these bases over last winter's schedule. These exciting new routes will begin from 30th October. With even more low fare routes from Edinburgh, Dusseldorf (Weeze) and Madrid this winter passengers can beat the recession by flying at Ryanair's guaranteed lowest fares and no fuel surcharges to exciting destinations all over Europe.

"To celebrate these new routes Ryanair is offering 1million €4 seats for travel across Europe in late September, October and November. These seats will be snapped up fast and are available for booking on www.ryanair.com before midnight Sunday".

                                          New Routes

Edinburgh to	Begin
Barcelona (Girona)	3rd Nov
Brussels (Charleroi)	3rd Nov
Gdansk	3rd Nov
Gran Canaria	4th Nov
Lanzarote	30th Oct
Memmingen (Munich West)	4th Nov
Oslo (Torp)	4th Nov
Tenerife	31st Oct

Madrid to	Begin
Fez	4th Nov
Marrakesh	4th Nov
Nador	5th Nov
Tangier	4th Nov

Dusseldorf (Weeze) to	Begin
Agadir	4th Nov
Fez	4th Nov

* Dusseldorf (Weeze) is 70 km from Dusseldorf.

Ends.                                                                           Thursday, 20th August 2009

For further information

please contact:

Stephen McNamara                                                 Pauline McAlester

Ryanair Ltd                                                               Murray Consultants

Tel: +353-1-8121271                                                Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary